Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.
(Commission File No.: 001-33335)

The following is a transcript of a broadcast to Comcast employees:

COMCAST
LEADERSHIP LINK TRANSCRIPT
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TRANSCRIPT:  Leadership Link 2/14/14 Employee Broadcast

NEIL SMIT:

Hi everyone and welcome to a special edition of Leadership Link. We really appreciate everyone tuning in. We know everyone’s busy and there’s lots going on with the business and the weather and all those things, but we appreciate your efforts. Brian and I are excited to talk to you today about our really thrilling plans to acquire Time Warner Cable. I can tell you it’s been a hectic few weeks and I’d just like to say congratulations to Brian, Mike Angelakis and the entire team for getting this deal done. Brian, you want to tell us a little bit about the deal and your perspectives on it?

BRIAN ROBERTS:

Well, thank you, Neil, and let me just start that if it wasn’t for your great job you are doing and the folks out there are doing, we wouldn’t be in a position like this. But I’m thrilled to tell you that we’ve signed a definitive agreement to put Comcast Corporation and Time Warner Cable together. And we will create a world-class media, technology and I really think, innovation company using our leading products and experiences in broadband and video, for customers and businesses and advertisers alike.  So I’m really excited.  What I think this means for all of us is a chance to have really close to a national, or a near-national platform.  And for shareholders, even though the stock’s down a little bit today which is very common, usually the buyer goes down, the seller goes up, I think in the long run, this is fantastic for our shareholders. We’re paying about 6.6 times cash flow when you factor in the synergies of which there are many.  I think that we will try to focus on getting the deal through the regulatory review process as quickly as possible, but that could take a year, nine months or so, which is traditionally what it does. So people have to stay focused on their day job.  But when we’re hopefully through with that review process, we will have put together a very, very special company.  Now the review process, the way we look at it is that there used to be a cap, as many of you know, of 30 percent.  And so by divesting or agreeing to divest three million of customers between the two companies, we would bring ourselves down to under thirty percent.  And so we wanted to volunteer that on day one so that we could alleviate some of the concerns that might get raised right off the bat, even though that thirty percent was thrown out by the courts twice as too low.  In addition, we are able to make a very credible argument on content and distribution that the NBC consent decree will already then apply to Time Warner.  So there are real consumer benefits by, for instance with the net neutrality condition that we agreed to in the NBC order would now apply to Time Warner Cable, the Internet Essentials program that we’re so proud of would apply to Time Warner Cable, some of the rights to go through for their content that they have, regional sports networks and other things, to have arbitration if people wanted, that’s now available to competitors of theirs.  So, lots and lots of benefits.  The biggest one being that I think for the long run, Comcast puts ourselves in a position to be unlike any other company to try to help lead and innovate in a very dynamic and changing world and put us in a position with a strong balance sheet.  It’s an all-stock deal and, therefore, our credit rating will continue to be the strongest it’s ever been.  And that will allow us to invest in our people, invest in our technology, and invest in our new products.  The last point I’d like to make is that this is a friendly transaction.  We will go right to the shareholders for a vote sometime, you know, this summer, I suspect, or late this spring.  But we need you guys to stay focused on the business, but I also want to be welcoming and inclusive to the dislocated period for the Time Warner employees that obviously is happening.  But they wanted this deal.  They knew it was right.

COMCAST
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And they’re counting on us to go through this in as thoughtful a way as possible and be as inclusive as possible.  And I really hope we can and I know we will do that.  We need them to stay focused on their business as well for the next year.  But all of this isn’t possible if you guys weren’t the best at what you do.  Ralph and I are so proud.  Neil and Mike Angelakis and the team that made this happen are the best, and Dave Watson, and everybody out there in TV land here, we’re counting on you.  And Neil, back to you.

NEIL SMIT:

Brian, I think you bring up a few really important points.  One is that the tone is with us and Time Warner is very important.  I think it’s in our interest for them to do well during this interim period.  The other thing is we wouldn’t be here without everyone’s hard work out there so thank you for your day-to-day work, especially during these storm periods.  It seems like we get a snowstorm daily.  And it makes a big difference how you deliver our services.

You know, what’s kind of interesting is this comes at a time when it couldn’t be better.  We’ve rolled out DOCSIS 3.0, we’ve gone all-digital, we’ve launched X1, we’ve launched wireless routers, the XFINITY brand has done very well.  So I think it’s just carrying that momentum through the business.  And we know how to do this.  We know how to do it at scale.  You all have done it before.  So I couldn’t think of a better time.  And the other thing is, and Brian referred to it, the national opportunity is really interesting.  I think it opens up business services opportunities.  I think the Spotlight team can go out and sell on a near-national basis so I think it’s a really interesting time.  Brian, you were on the news this morning.  Should we take a look?

(EDITED VIDEO PACKAGE BEGINS)

TYLER MATHISEN/CNBC:

And a media megadeal involving CNBC’s parent company Comcast.  It’s going to buy Time Warner Cable. Number one, number two, put them together, you got a big cable company.

KATE BOLDUAN/CNN:

A blockbuster media merger in the works.

BBC ANCHOR:

US cable TV operator Comcast has agreed to buy rival Time Warner Cable in a 45 billion dollar deal.

DIANE MACEDO/FOX:

It amounts to 158 dollars 82 cents a share.  That’s a 17 percent premium to Time Warner Cable’s closing price yesterday.  Comcast has 22 million subscribers.

SCARLET FU/BLOOMBERG:

Comcast is buying Time Warner Cable’s 11 million managed subscribers and as part of this, Comcast says it will divest about three million subscribers.

JOE KERNEN/CNBC:

COMCAST
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Comcast to buy Time Warner Cable in a megadeal.  We have the key players right now.  Comcast Chairman and CEO Brian Roberts, Time Warner Cable Chairman and CEO Rob Marcus.

BRIAN ROBERTS:

It’s a really special transaction for both Time Warner Cable and for Comcast shareholders, our employees and mostly our customers. The deal is pro-competitive, it’s pro-consumer.  We’re going to be able to bring better products, faster internet, more channels, On Demand, TV everywhere.

CHRISTINE ROMANS/CNN:

This is a combined Comcast Time Warner that would essentially provide television channels and internet connections in roughly one in three homes in America.

MIKA BRZEZINSKI/MSNBC:

Comcast has reached an agreement to acquire Time Warner Cable in an all-stock deal worth 45 billion dollars.  The merger brings together the two largest cable television providers in the US.

BRIAN ROBERTS:

This allows us to compete better by bringing our products into new markets.

TOM KEENE/BLOOMBERG:

To see where Comcast has come from a regional Philadelphia shop, and how they had a wonderful transformation from Mr. Roberts senior down to Brian Roberts and here we are.  It’s really an historic day.

JOE SCARBOROUGH/MSNBC:

Comcast seems to be doing everything right over the past four or five years.  What’s working for your company that’s not working for other companies?

BRIAN ROBERTS:

Well I don’t know about other companies, but it sounds corny but we have some great people. Mike Angelakis structured this transaction for us with his team. Steve Burke is doing a great job at NBCUniversal. But, you know, in some cases, the cable is still the core of the company and Neil Smit and his team who are running our cable company. There’s tremendous momentum operationally. And we’re bullish on the business, we’re bullish on cable, we’re bullish on the future of wireless and Wi-Fi and smart homes and smart TVs.  And while we don’t have all the answers, we want to help shape and lead that revolution and change for consumers and for businesses and hopefully someday health care using home monitoring all on broadband.  And so that’s the investments we’re making.  And we have a great network. We’d like to bring all of those exciting products to Time Warner markets and help accelerate their growth.

(END OF EDITED VIDEO PACKAGE)

NEIL SMIT:

COMCAST
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So the next steps.  This is really a process that’s going to take some time. There’s a regulatory approval phase that could take 9 to 12 months. During this phase we’ll begin conducting due diligence which is where we learn more about Time Warner Cable’s operations and how to best bring our two companies together and from an employee perspective as well as a consumer perspective. In the meantime, I think the most important thing is that we stay focused on doing our best for our customers and continuing to innovate which is what Comcast is known for. Brian, this is so exciting. Anything you’d say in closing?

BRIAN ROBERTS:

Well I’m excited Neil, even speechless at some level. It’s been a long journey to get to this moment. I think it’s time to try something like this. I hope we and believe we can make a very persuasive case to regulators. We found ourselves in a position with a company making a crossroads for itself – Time Warner – and so we decided to team up because I really believe it’s in the best interest for all of their customers and all of our employees, their employees and the shareholders. So it’s going to be great, it’s going to be bumpy, we’ll have some ups and downs. But if we stay focused, if everybody executes, I think we’re going to get this over the finish line. We’re off to a great start and mostly for those of us, for those of you, who are sacrificing and making the unbelievable storm repairs and customer disruptions and personal disruptions, on behalf of Neil and myself, we say thank you. So once again, very special day. Thank you all.

END

COMCAST
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Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), Comcast and Time Warner Cable will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Comcast registration statement on Form S-4 that will include a joint proxy statement of Comcast and Time Warner Cable that also constitutes a prospectus of Comcast, and a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast will be available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 15, 2013, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 4, 2013, and its Current Reports on Form 8-K filed with the SEC on April 30, 2013, July 29, 2013 and December 6, 2013.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 5, 2013, and its Current Reports on Form 8-K filed with the SEC on July 24, 2013 and August 16, 2013.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Comcast’s and Time Warner Cable’s future expectations, beliefs,

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plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; Comcast’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Comcast’s ability to promptly, efficiently and effectively integrate Time Warner Cable’s operations into those of Comcast; and the diversion of management time on transaction-related issues.  Additional information concerning these and other factors can be found in Comcast’s and Time Warner Cable’s respective filings with the SEC, including Comcast’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast and Time Warner Cable assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.